May 16, 2011

United States
Securities and Exchange Commission
Washington, D.C.

Re:	The Guitammer Company, an Ohio corporation
Form10-12G
Filed April 5, 2011
File No. 000-54331

Sir/Madam:

The Guitammer Company withdraws its referenced Form 10-12G registration statement, effective this date, May 16, 2011.

Very Truly Yours,

/s/ Mark A. Luden
Mark A. Luden, President
The Guitammer Company,
an Ohio corporation